Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business  Editors:
     Claude Resources Inc. Chairman Josef Spross Announces Retirement

     Trading Symbols TSX - CRJ NYSE Amex - CGR
     SASKATOON, Sept. 15 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") announced today the retirement of Mr. Josef Spross as Director and
Chairman of the Board of the Company, effective December 31, 2010.
     Mr. Spross joined the Board of Directors of Claude in August 2006 and was
elected Chairman later that year. During his tenure as Chairman, Mr. Spross provided invaluable insight and leadership for the Company to expand its operations and to double its mineral reserves and mineral resources base. The
Board would like to express their gratitude to Mr. Spross for his contributions and wish him well on his retirement. The Board of Directors will now begin the process to find a successor in the upcoming months.
     Claude Resources Inc. is a gold producer with shares listed on both the
Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The
Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in
Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold
Property in northeastern Saskatchewan.
     %SEDAR: 00000498E %CIK: 0001173924

     /For further information:
     Neil McMillan, President & CEO Phone: (306) 668-7505
     or
     Marc Lepage, Manager, Investor Relations Phone: (306) 668-7505
     Email: ir(at)clauderesources.com Website: www.clauderesources.com
     /
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:31e 15-SEP-10